                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM 6-K

                                  PRESS RELEASE

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO SECTION 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         FOR THE MONTH OF AUGUST, 2001



                                   PRIMACOM AG
                 (Translation of Registrant's Name into English)


                                 HEGELSTRASSE 61
                                   55122 MAINZ
                               011 49 6131 931000
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                 FORM 20-F     X              FORM 40-F
                            ------                      -----


         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              YES               NO    X
                                    -----           -----

         If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.


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                                      INDEX


1. Press Release 2nd quarter results 30th June, 2001, short version, dated August 27th, 2001

2. Press Release 2nd quarter results 30th June, 2001, long version, dated August 27th, 2001



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 PRIMACOM AG



                                 By:    /s/  Paul Thomason
                                        -----------------------------------
                                 Name:  Paul Thomason
                                 Title: Member of the Management Board
                                        and Chief Financial Officer





                                 By:    /s/  Hans Wolfert
                                        -----------------------------------
                                 Name:  Hans Wolfert
                                 Title: Member of the Management Board and Chief
                                        Corporate Development Officer








Date: August 27, 2001